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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BEI TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))

SCHNEIDER ELECTRIC SA
BEACON PURCHASER CORPORATION
(Name of Filing Persons (Offerors))

Common Stock, par value $.001 per Share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

05538P104
(CUSIP Number of Class of Securities)

Juan Pedro Salazar, Esq.
Senior Vice President and General Counsel
Schneider Electric SA
43-45, bd. Franklin Roosevelt B.P. 236 92504
Rueil Malmaison Cedex
France
33 (0) 1 41 29 70 00
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)

Copies to:

Randall Doud, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Howard Japlon, Esq. Beacon Purchaser Corporation 1415 South Roselle Road Palatine, Illinois 60067-7399 (847) 397-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$532,199,402	$106,440
*
Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 14,978,324 shares of common stock of BEI Technologies, Inc. at the tender offer price of $35.00 per share of common stock. The transaction value also includes the offer price of $35.00 less $11.87, which is the average exercise price of outstanding options, multiplied by 344,058, the estimated number of options outstanding.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), equals 1/50 of 1% of the transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Beacon Purchaser Corporation, a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Schneider Electric SA, a societé anonyme organized under the laws of the Republic of France ("Parent"), to purchase all the outstanding shares of common stock, par value $.001 per share (the "Common Stock"), including the associated preferred share purchase rights, of BEI Technologies, Inc., a Delaware corporation (the "Company"), at a purchase price of $35.00 per share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. This Schedule TO is being filed on behalf of Purchaser and Parent.

        The information set forth in the Offer to Purchase, including the Schedule thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a)    The name of the subject company and the issuer of the securities to which this Schedule TO relates is BEI Technologies, Inc., a Delaware corporation. The Company's principal executive offices are located at One Post Street, Suite 2500, San Francisco, CA 94104 and its telephone number at such address is (415) 956-4477.

        (b)    This statement relates to the Common Stock of the Company, including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of September 11, 1997, between the Company and American Stock Transfer & Trust Company, as successor rights agent, as amended on December 22, 2004 and July 21, 2005. As of July 19, 2005, there were 14,978,324 shares of Common Stock outstanding. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

        (c)    The information set forth under "Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        (a), (b), (c)    This Schedule TO is filed by Purchaser and Parent. The information set forth under "Certain Information Concerning Purchaser and Parent" and Schedule I in the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a)(1)(i)-(viii), (xii)    The information set forth under "Introduction," "Acceptance for Payment and Payment for Shares," "Terms of the Offer," "Procedures for Accepting the Offer and Tendering Shares," "Withdrawal Rights," "Certain Federal Income Tax Consequences" and "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" in the Offer to Purchase is incorporated herein by reference.

        (a)(1)(ix)    Not applicable.

        (x)    Not applicable.

        (xi)    Not applicable.

        (a)(2)(i)-(iv), (vii)    The information set forth under "Introduction," "Terms of the Offer," "Certain Federal Income Tax Consequences," "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and "Plans for the Company; Other Matters" in the Offer to Purchase is incorporated herein by reference.

        (a)(2)(v)    Not applicable.

        (vi)    Not applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        The information set forth under "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Certain Information Concerning the Company," "Certain Information Concerning Purchaser and Parent" and "Plans for the Company; Other Matters" in the Offer to Purchase is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two (2) years which would be required to be disclosed under this Item 5 between any of Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of Purchaser or Parent, any of those persons listed on Schedule I to the Offer to Purchase, on the one hand, and the Company or its affiliates, on the other, concerning a merger, a consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or transfer of a material amount of assets.

ITEM 6.    PURPOSES OF THIS TRANSACTION AND PLANS OR PROPOSALS.

        (a), (c)(1, 3-7)    The information set forth in "Introduction," "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters," "Effect of the Offer on the Market for the Shares; NASDAQ Quotation; Exchange Act Registration; Margin Regulations" and "Dividends and Distributions" in the Offer to Purchase is incorporated herein by reference.

        (c)(2)    Not applicable.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a), (d)    The information set forth under "Sources and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

        (b)    Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        The information set forth under "Introduction," "Certain Information Concerning the Company," "Certain Information Concerning Purchaser and Parent," "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and Schedule I in the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        The information set forth under "Introduction" and "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

        Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

        (a)(1)    The information set forth under "Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" in the Offer to Purchase is incorporated herein by reference.

        (a)(2-5)    The information set forth under "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

        (b)    The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.    EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated August 3, 2005.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)	Press Release issued by Schneider Electric SA on August 3, 2005.
(a)(1)(G)	Summary Advertisement published in The Wall Street Journal on August 3, 2005.
(b)(1)	Amended and Restated Agency Agreement, dated August 31, 2004, between Schneider Electric SA, BNP Paribas Securities Services, Luxembourg Branch and the other agents named therein.
(b)(2)	Amended and Restated Deed of Covenant, dated August 31, 2004, executed by Schneider Electric SA.
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of July 21, 2005, by and among Schneider Electric SA, Beacon Purchaser Corporation and BEI Technologies, Inc.
(d)(2)	Transaction Support Agreement, dated as of July 21, 2005, by and among Schneider Electric SA, Beacon Purchaser Corporation and Charles Crocker.

(d)(3)	Form of Transaction Support Agreement, dated as of July 21, 2005, entered into by Asad M. Madni and John LaBoskey with Schneider Electric SA and Beacon Purchaser Corporation.
(d)(4)	Form of Noncompetition Agreement, dated as of July 21, 2005, entered into by Charles Crocker, Asad M. Madni and John LaBoskey with Schneider Electric SA and BEI Technologies, Inc.
(d)(5)	Confidentiality Agreement, dated May 18, 2005, between Schneider Electric SA and BEI Technologies, Inc.
(g)	None.
(h)	None.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHNEIDER ELECTRIC SA

By:	/s/ JUAN PEDRO SALAZAR Name: Juan Pedro Salazar Title: Senior Vice President and General Counsel

BEACON PURCHASER CORPORATION

By:	/s/ JUAN PEDRO SALAZAR Name: Juan Pedro Salazar Title: Vice President

Date: August 3, 2005

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated August 3, 2005.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)	Press Release issued by Schneider Electric SA on August 3, 2005.
(a)(1)(G)	Summary Advertisement published in The Wall Street Journal on August 3, 2005.
(b)(1)	Amended and Restated Agency Agreement, dated August 31, 2004, between Schneider Electric SA, BNP Paribas Securities Services, Luxembourg Branch and the other agents named therein.
(b)(2)	Amended and Restated Deed of Covenant, dated August 31, 2004, executed by Schneider Electric SA.
(d)(1)	Agreement and Plan of Merger, dated as of July 21, 2005, by and among Schneider Electric SA, Beacon Purchaser Corporation and BEI Technologies, Inc.
(d)(2)	Transaction Support Agreement, dated as of July 21, 2005, by and among Schneider Electric SA, Beacon Purchaser Corporation and Charles Crocker.
(d)(3)	Form of Transaction Support Agreement, dated as of July 21, 2005, entered into by Asad M. Madni and John LaBoskey with Schneider Electric SA and Beacon Purchaser Corporation.
(d)(4)	Form of Noncompetition Agreement, dated as of July 21, 2005, entered into by Charles Crocker, Asad M. Madni and John LaBoskey with Schneider Electric SA and BEI Technologies, Inc.
(d)(5)	Confidentiality Agreement, dated May 18, 2005, between Schneider Electric SA and BEI Technologies, Inc.

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SIGNATURES
INDEX TO EXHIBITS